PROSPECTUS

                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-124002


                           ONSTREAM MEDIA CORPORATION


                        23,420,540 shares of common stock


      This is an offering of common stock of Onstream Media Corporation, which includes:


      *     1,091,830 shares of common stock presently outstanding,
      * 606,000 shares of our common stock which we are obligated to issue as a late filing penalty related to the registration statement of which this prospectus is a part,
      * 4,537,100 shares of our common stock issuable upon the conversion of our Series A-10 Convertible Preferred Stock,
      * 8,352,086 shares of our common stock issuable upon the exercise of common stock purchase warrants with exercise prices ranging from $1.00 to $45.00 per share,
      * 6,375,000 shares of our common stock issuable upon the conversion of $6,375,000 principal amount 8% senior secured convertible notes, and
      * 2,458,524 shares of our common stock issuable upon the conversion of share of our Series A-10 Convertible Preferred Stock which we may issue for payment of dividends on our Series A-10 Convertible Preferred Stock and upon the payment of interest on our 8% senior secured convertible notes.


      All of the shares are being offered by the selling security holders listed in the section of this prospectus entitled "Selling Security Holders." We will not receive any of the proceeds from the sale of the shares being offered by the selling security holders.

      For a description of the plan of distribution of the shares, please see page 37 of this prospectus.


      Our common stock is traded on the Nasdaq SmallCap Market under the trading symbol "ONSM." On June 20, 2005 the last sale price for our common stock was $1.35.

      Investment in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of this prospectus to read about risks of investing in our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this Prospectus is June 29, 2005

                               PROSPECTUS SUMMARY

      This summary highlights important features of this offering and the information included in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

Recent Developments

      At September 30, 2004, the date of the audited consolidated financial statements appearing in our Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004, we owned a minority interest in Onstream Media Corporation, a privately held development stage company ("Acquired Onstream"). On December 23, 2004 we acquired the remaining outstanding equity of Acquired Onstream (the "Onstream Merger"). Under the terms of the Onstream Merger agreement, each share of Acquired Onstream outstanding immediately prior to the merger was converted into the right to receive 0.1481 shares of our common stock and every Acquired Onstream option or warrant outstanding was converted into the right to receive a option or warrant to purchase shares of our common stock upon the same exchange ratio, with the exercise price adjusted by the inverse of the exchange ratio. Upon the closing of the Onstream Merger, we issued an aggregate of 2,207,966 shares of our common stock and options and warrants to purchase an additional 462,073 shares of our common stock with an exercise price of $3.376 per share.

      Immediately prior to the closing of the Onstream Merger, we also closed on the sale of 8% senior secured convertible notes and related securities and the sale of Series A-10 Convertible Preferred Stock and common stock purchase warrants resulting in aggregate gross proceeds of $6.5 million. We granted the purchasers of the 8% senior secured convertible notes additional investment rights to purchase up to an additional $2.175 million principal amount 8% senior secured convertible notes upon the same terms and conditions as the original investment. In February and April 2005 all outstanding additional investment rights were exercised resulting in gross proceeds to us of $2,175,000. These transactions are collectively referred to as the "Financing Transactions". See "Selling Security Holders" appearing later in this prospectus. The closing of the Financing Transactions was a condition precedent to the closing of the Onstream Merger.

Our Business, Products and Services

      We are a business service provider that specializes in video and rich media communication, webcasting and digital asset management services. Utilizing processing and distribution software, we provide encoding, editing, indexing and querying services. Our objectives in this service segment of our business continues to be the building of a fully robust, comprehensive digital asset management (DAM) feature set that virtually any company, government agency or other enterprise having a need to manage rich media content will be able to utilize in an affordable and highly secure environment.

      Our operations are organized in two main operating groups:

      o     Webcasting Group

      o     Digital Asset Management Group

      Products and services provided by each of the groups are:

      Webcasting Group

      The Webcasting Group provides an array of corporate-oriented, web-based media services to the corporate market including live audio and video webcasting and on-demand audio and video streaming for any business, government or educational entity.


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

      Our Webcasting Group, which operates from facilities in Pompano Beach, Florida, San Francisco, California and New York City, New York, was created to provide online webcasting services, a cost effective means for corporations to broadcast conference calls live, making them available to the investing public, the media and to anyone worldwide with Internet access. We market the webcasting products through a direct sales force and through channel partners. Each webcast can be heard and/or viewed live, and then archived for replay for an additional fee with an option for accessing the archived material through a company's own web site. Major corporations and small businesses are contracting with us to produce live webcasts and custom videos for the web to communicate corporate earnings announcements, product launches, internal training, crisis communications and similar corporate communications.

      In February 2002 we acquired Media On Demand, Inc. ("MOD"), a privately-held company which provided its customers with vertically integrated streaming media solutions, from onsite production through delivery to end-users. These solutions included original production, editing, and digital encoding of audio and video content and Internet distribution and hosting. MOD's acquired operations, plus our original webcasting business comprise our Webcasting Group.


      Following the reorganization of our operations in December 2004, our Webcasting Group also includes the operations of our Travel Group. The Travel Group produces Internet-based multi-media streaming videos such as hotel, resort, golf facility, travel destination and time-share productions designed to keep a high level of viewer interest. These concise, broadband-enabled "vignettes" generally have running times from two to four minutes. In addition to the vignettes, we offer a commercial on the web, which consists of a two minute narrated photo presentation of corporate properties. We warehouse all of our travel content on our own on-line travel portal www.travelago.com. We own or co-own virtually all the content we create. As described in our Quarterly Report on Form 10-QSB for the period ended March 31, 2005, on May 18, 2005 we agreed to sell the Travel Group's assets and operations, with an expected closing date no later than September 2005. The sales price is $455,000 plus $15,000 per month for a three-year hosting and streaming services contract.

      As the integration of our Travel Group's operations into our Webcasting Group did not occur until the first quarter of fiscal 2005, the audited consolidated financial statement appearing in our annual report for the fiscal year ended September 30, 2004 reflect the results of these two operating groups separately. Our Webcasting Group, which represented approximately 44.5% and 51.5% of our revenues for the years ended September 30, 2004 and 2003, respectively, generates revenues through production and distribution fees. The Travel Group, which represented approximately 3.3% and 5.5% of our revenues for the years ended September 30, 2004 and 2003, respectively, generates revenues from production and distribution fees. Beginning with the six months ended March 31, 2005 the results of our Webcasting Group also included the results of our Travel Group. For the six months ended March 31, 2005 our Webcasting Group represented approximately 47.2% of our revenues.


      Digital Asset Management Group

      Our Digital Asset Management Group, which operates from facilities in San Francisco, California, provides digital asset management services. Digital asset management is a set of coordinated technologies and processes that allow the quick and efficient storage, retrieval, and reuse of the digital files that are essential to all businesses. These digital files include photos, videos, audio files, engineering specs, architectural plans, web pages, and many other pieces of business collateral. Digital asset management provides the business rules and processes needed to acquire, store, index, secure, search, export and transform these assets and their descriptive information. In addition, the Digital Asset Management Group services include providing connectivity within the entertainment and advertising industries through its private network, which encompasses production and post-production companies, advertisers, producers, directors, and talent. The network enables high-speed exchange of high quality audio, compressed video and multimedia data communications, utilizing long distance carriers, regional phone companies, satellite operators, and major Internet service providers. The Digital Asset Management Group also provides systems integration and engineering services, application-specific technical advice, audio equipment, proprietary and off-the-shelf codecs, video compression and transport equipment, teleconferencing equipment, and other innovative products to facilitate our broadcast and production applications.


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

      Our Digital Asset Management Group has established a private wide-area network (WAN) through strategic alliances with long distance carriers, regional telephone companies, satellite operators and independent fiber optic telecommunication providers, which enables the collaborative exchange of high quality audio, or for compressed video and multimedia data communications. Our Digital Asset Management Group provides engineering services, application-specific technical advice, and audio, video and networking hardware and software as part of its business. It manages a global network with approximately 600 active access locations, in cities throughout the United States, Canada, Mexico, Europe, and the Pacific Rim.

      As described above, in December 2004 we completed the Onstream Merger. Acquired Onstream was a development stage company which was founded in 2001 with the business objective of developing a feature rich digital asset management service and offering the service on an application service provider (ASP) basis to exploit the confluence of trends in broadband access and the cost of digital storage media. This product (the "Onstream Media Platform") will allow corporations to better manage their digital rich media without the major capital expense for the hardware, software and additional staff necessary to build their own digital asset management solution.


      The recently completed Onstream Media Platform was designed and is being managed by Science Applications International Corporation (SAIC) and is actually comprised of four separate "products," - transcoding, storage, search/retrieval and distribution. All four products are accessible on an integrated basis via an SAIC designed interface using North Plains technology and incorporating important security features available through SAIC.


      We believe that the Onstream Media Platform will expand our product offering by providing our Fortune 1000 and media and entertainment customers a low cost monthly service for the storage, streaming, encoding, collaboration and distribution of digital rich media. The closing of the Onstream Merger brings new target markets for our webcasting services that include government, healthcare, education, telecommunications and international sectors. We believe that these verticals also have strong requirements for digital asset management services and are the primary business sectors for SAIC. Our purchase of assets and licensing of software from Virage, Inc. in February 2004 as described below permitted us to begin providing digital asset management services during the second quarter of fiscal 2004; however, we did not own the related data and storage facilities. As a result of the Onstream Merger, we believe that we will be able to complete and utilize the Onstream Media Platform, including a data and storage facility managed and owned by us. We also believe the Onstream Merger will expose our company to significant incremental revenue opportunities in our webcasting and digital asset management businesses. We believe that being able to offer our clients such instrumental product and services is a critical element to differentiating our company from our competitors in the marketplace.


      In March 2002, Acquired Onstream contracted with SAIC to build its Alpha platform and demonstration system. In June 2003, Acquired Onstream and SAIC entered into a Basic Ordering Agreement for Professional Solutions, pursuant to which SAIC would build the Onstream Media Platform. The original term of the agreement runs through December 31, 2006 and we, as successor to Acquired Onstream, may, at our option, extend the term for up to an additional 48 months by executing four one-year renewal options. SAIC agreed to design the Onstream Media Platform, as hosted and managed by SAIC, to allow for the addition and customization of applications to fit the specific needs of customers. SAIC also agreed to provide certain hosting and back-office services directly to us, as successor to Acquired Onstream, and in support of our customers. The initial estimated cost of the work to be performed by SAIC under the agreement was $8.0 million, which was based upon SAIC creating all original software for the Onstream Media Platform. The amount to complete a working platform has been substantially reduced during the course of the project to approximately $2.1 million as a result of the integration of third-party, off the shelf software as well as the assets Acquired Onstream acquired from Virage, Inc. and North Plains. To date, SAIC has been paid approximately $1.6 million, North Plains has been paid approximately $300,000 and the remaining approximately $200,000 necessary to complete the platform, which includes payments for third party software as well as integration by SAIC, will be funded from the proceeds of the Financing Transactions. These amounts do not include software acquired from Virage, Inc. or computer equipment that will be necessary for the Onstream Media Platform that may be purchased through a capital lease.


      Upon payment of all amounts due SAIC for each software module described in the agreement, exclusive of third party software, SAIC will grant us a royalty-free, worldwide, perpetual non-transferable license to operate the software created by SAIC for our internal business purposes, by our customers on an ASP basis so long as hosting and OSS/BSS (operating support systems/business support systems) services are provided exclusive by SAIC, and for back-up hosting and disaster recovery purposes. In addition, upon payment to SAIC of 20% of the original total development costs, excluding third party software, for any particular software which SAIC has developed under the agreement, SAIC will grant us a royalty-free, perpetual, world wide license to such software which includes the right to distribute the software on an ASP basis to our customers, to a third party hosting the software on behalf of us and our customers as end users on an ASP basis, and to end users under an enterprise license for the end user's internal business purposes only. In addition, we will have the right to create extensions and enhancements to the software which will be owned by us, and we will grant SAIC a royalty free, world wide, perpetual, non-exclusive license, sublicense and transferable license to operate and modify the extensions and enhancements for itself and its clients. In addition, the agreement with SAIC restricts SAIC from offering an outsourced solution that allows for the management and use of digital rich media with flexible applications such as collaboration and re-purposing to any third party during the term of the agreement.

      In February 2004 we acquired certain assets from Virage, Inc. The assets acquired included the assignment of customer contracts for the performance of digital asset management services as well as assistance in the integration of those activities into our operations.

      In February 2004, Acquired Onstream entered into a license agreement under which it licensed certain software from Virage, Inc. This software is being integrated into the Onstream Media Platform.

      In May 2004 Acquired Onstream entered into a license agreement with Nine Systems, a software vendor of Internet protocol-based billing and provisioning solutions. Under this agreement, we, as Acquired Onstream's successor, licensed on a perpetual basis the Nine Systems billing and provisioning software including systems integration support.

      In September 2004 Acquired Onstream entered into an agreement with Gistics, Inc. under which Gistics, Inc. will provide marketing services to us, as Acquired Onstream's successor. Gistics, Inc. is a leading expert in the digital asset management marketplace. In addition, Gistics, Inc. will also target customers from their database of 3,000 companies who are potential customers for our subscription services.

      In October 2004 SAIC agreed to both use internally as well as resell Acquired Onstream's digital asset management platform on a subscription basis.

      In November 2004 under the terms of a letter agreement Autonomy, a software developer, agreed to resell Acquired Onstream's services. Autonomy is the parent company of Virage, Inc.

      In December 2004 North Plains, a software developer of digital asset management repositories and work flow engines, entered into an agreement with us, as Acquired Onstream's successor, to provide its software for use in our digital asset management services platform.


      Our Digital Asset Management Group (formerly our Networking Solutions Group), which represented approximately 52.2% and 43.0% of our revenues for the years ended September 30, 2004 and 2003, respectively, and approximately 52.8% of our revenues for six months ended March 31, 2005. Our Digital Asset Management Group generates revenues primarily from network usage fees, the sale and rental of equipment, and fees for management of digital assets.


Sales and marketing

      We use a variety of marketing methods, including our internal sales force and channel partners, to market our products and services. One key element of our marketing strategy has been to enter into distribution agreements with recognized leaders in each of the markets for our products and services. By offering our products and services in conjunction with the distributors products, we believe these distribution agreements enable us to take advantage of the particular distributors' existing marketing programs, sales forces and business relationships.


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


In March 2004, Thomson Financial Group completed the acquisition of CCBN. As a result, we have combined revenues from both of these companies for disclosure purposes. For the years ended September 30, 2004 and 2003, we provided webcasting services to one significant customer, Thomson Financial Group, under a contract which can be terminated upon a 30-day notification. Revenues from sales to Thomson Financial Group (including CCBN) were approximately $1,808,000, or 24%, and approximately $1,727,000, or 25%, of total consolidated revenue for the years ended September 30, 2004 and 2003, respectively. These revenues represented approximately 54% and 49% of Webcasting Group revenues for the same periods. Revenues from sales to Thompson Financial Group (including CCBN) were approximately $911,000, or 22%, of our consolidated revenue for the six months ended March 31, 2005 and represented approximately 46% of the Webcasting Group's revenues for that period. During the six months ended March 31, 2005 we also provided digital asset management services to America Online, Inc. under a contract which can be terminated upon a 30-day notification. Revenues from sales to America Online, Inc. were approximately $408,000, or 10%, of our consolidated revenue for the six months ended March 31, 2005 and represented approximately 19% of the Digital Asset Management Group's revenues for that period. See Risk Factors below. Other than these agreements, no other agreement with a customer has represented more than 10% of our revenues during these periods.


Our executive offices

Our executive offices are located at 1291 SW 29th Avenue, Pompano Beach, Florida 33069. Our telephone number at that location is (954) 917-6655.

RISK FACTORS

      Before you invest in our securities, you should be aware that there are various risks. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. You should consider carefully these risk factors, together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

We have an accumulated deficit and we anticipate continuing losses that will result in significant liquidity and cash flow problems absent a material increase in our revenues.


      We have incurred losses since our inception, and have an accumulated deficit of $64,502,255 as of March 31, 2005. For the year ended September 30, 2004, we had a net loss of approximately $4.0 million and cash used in operations was approximately $1.1 million. For the six months ended March 31, 2005 we had a net loss of approximately $4.3 million and cash used in operations was approximately $923,000. We had approximately $971,000 of cash as of March 31, 2005. As described elsewhere in this prospectus, in December 2004 we closed on the Financing Transactions, which resulted in gross proceeds to us of $6.5 million. After certain payments, approximately $1.6 million of cash remained to satisfy existing accounts payable and future working capital requirements, including the funding of unfinanced capital expenditures and operating losses. In February and April 2005 all outstanding additional investment rights granted the purchasers of our 8% senior secured convertible notes in December 2004 were exercised resulting in additional gross proceeds to us of $2.175 million. We have projected capital expenditures for the next twelve months of $1.2 million, which includes the further development of the recently completed Onstream Media Platform as well as an upgrade to the webcasting software and hardware infrastructure, now in process. As a result of the Onstream Merger, we have increased our operating expenses by approximately $200,000 per quarter, which are primarily attributable to contracted salaries and related employee expenses, and we also expect increases in our operating expenses during the next year of approximately $200,000 arising from a Section 404 of the Sarbanes-Oxley Act of 2002 compliance program related to internal controls, as well as additional operating expenses related to an expanded marketing program, although we cannot guarantee that either program will be successful.

      Our operations have historically been financed primarily through the issuance of equity and debt. We cannot assure that our revenues will continue to increase, nor can we assure that they will not decrease. We recently completed the Onstream Media Platform and it will be marketed for sale starting in the third quarter of fiscal 2005, but we cannot assure what the sales activity will be. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our cash and other financial resources. As a result of the uncertainty as to our available working capital over the upcoming months, we may be required to delay or cancel certain of the projected capital expenditures, some of the planned marketing expenditures, or other planned expenses which could adversely affect our ability to expand our business and operations during fiscal 2005.



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


The original offer and sale of our 8% Convertible Debentures and Series A-10 Preferred Stock may be deemed to be in violation of federal securities laws and as a result the investors in those securities may have the right to rescind their original purchase of those securities.

      On December 23, 2004, we completed a private placement of our 8% Convertible Debentures and Series A-10 Preferred Stock. In February and April 2005, additional investment rights granted as part of the 8% Convertible Debentures were exercised. Interest and dividends accrued on these securities since their issuance have been paid with A-10 Preferred or common shares. The gross proceeds from these transactions, including dividends and interest paid in kind, were $11,413,450.

      The resale registration statement of shares of common stock underlying the 8% Convertible Debentures, the Series A-10 Preferred Stock, the additional investment rights and the warrants was originally filed by us on February 23, 2005. This original registration was subsequently withdrawn and this resale registration statement, of which this prospectus forms a part, was filed on April 11, 2005. Pursuant to the Securities Act of 1933 and the related rules and regulations, as interpreted by the Securities and Exchange Commission, as a result of a portion of the additional investment rights being unexercised at the time the resale registration statement was originally filed, the private offerings have not been completed and accordingly, the public and private offerings would be integrated and result in a violation of Section 5 of the Securities Act. Accordingly, the investors who purchased the private placement securities may have a number of remedies available to them, including the potential right to rescind the purchase of those securities plus, potentially, any amount representing damage to such investors.

      As of March 31, 2005, and prior to giving effect to the accounting for this potential rescission, our balance sheet reflected a liability, net of discount, of $2,012,759 associated with these securities. The remainder of the proceeds arising from the 8% Convertible Debentures, including the portion of the additional investment rights exercised through that date, and the Series A-10 Preferred Stock, including dividends and interest paid in kind, was $9,135,543, classified as part of stockholders' equity at that date. After giving effect to the accounting for this potential rescission, the $9,135,543 was reclassified under the caption "Equity Securities Subject to Potential Rescission", which is located on the balance sheet directly above the equity section, but not included in it. An additional $265,148 will be added to this classification for proceeds recorded after March 31, 2005.

      We are unable to predict if the investors would attempt to exercise such potential rescission rights. Each investor's decision would be based upon, among other things, a decline in the price of our common stock and other factors. These potential rescission rights would require us to refund at least the gross proceeds of these private offerings to the investors. In order to satisfy such potential obligations, we would be required to utilize our available capital resources and obtain alternate sources of capital for such purposes. We presently do not have the capital available to satisfy all potential claims for rescission. The inability to obtain alternative sources of capital would have a material effect on our business, prospects, financial condition and our results of operations.


We are dependent upon an increase in our revenues to provide sufficient capital to fund our current operations. Without this increase in revenues, we will be required to raise additional capital. We cannot assure you that we will be successful in raising additional working capital as may be necessary for our continued operations.


      Our future working capital requirements depend primarily on the rate at which we can decrease our use of cash to fund operations, which is in turn dependent on an increase in our revenues. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully launch the Onstream Media Platform, market our other existing products and services, the degree to which competitive products and services are introduced to the market, and our ability to control overhead expenses as we grow. We are constantly evaluating our cash needs and existing burn rate, in order to make appropriate adjustments in operating expenses. Absent a material increase in our revenues during fiscal 2005, of which there is no assurance, it is likely we may need to raise additional debt or equity capital within the next 12 months to provide funding for ongoing future operations, or to refinance existing indebtedness. The amount of additional working capital we may need to raise will be dependent, in part, on our ongoing evaluation of cash needs and anticipated capital expenditures. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution. No assurances can be given that we will be successful in obtaining additional capital, or that such capital will be available on terms acceptable to us. If we are unable to raise additional working capital as needed, we may be required to curtail some of our operations.



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

Our primary assets serve as collateral under outstanding convertible notes. If we were to default on these agreements, the holders could foreclose on our assets.

      In December 2004, we sold $4.35 million principal amount of 8% senior secured convertible notes and in February and April 2005 we issued an additional $2.175 million principal amount 8% senior secured convertible notes upon the exercise of the additional investment rights. Following the conversion by one note holder of a $150,000 principal amount 8% senior secured convertible note in February 2005 the current principal balance of the 8% senior secured convertible notes of $6,375,000. The interest of 8% is payable in cash or in-kind at our option if the average price during the 20-day period prior to payment exceeds $1.18 per share. The notes contain a provision requiring mandatory redemptions of up to $1.0 million, although the earliest this could be required is $500,000 in December 2005 and an additional $500,000 in June 2006. The notes are collateralized by a blanket security interest in our assets and a pledge of the stock of our subsidiaries. If we should default under the payment of interest when due, the funding of redemptions as required, or other provisions of the notes, the holders could seek to foreclose on our primary assets. If the holders were successful, we would be unable to conduct our business as it is presently conducted and our ability to generate revenues and fund our ongoing operations would be materially adversely affected.

We are dependent on contracts, some of which are short term. If these contracts are terminated, our results of operations would be materially adversely affected.


      We are dependent upon contracts and distribution agreements with our strategic partners and clients, including Thomson Financial Group and its subsidiary CCBN, and America Online, Inc. Revenues from sales to Thomson Financial Group were approximately $1,808,000, or 24%, and approximately $1,727,000, or 25%, of total consolidated revenue for the years ended September 30, 2004 and 2003, respectively. These revenues represented approximately 54% and 49% of Webcasting Group revenues for the same periods. Revenues from sales to Thompson Financial Group (including CCBN) were approximately $911,000, or 22%, of our consolidated revenue for the six months ended March 31, 2005 and represented approximately 46% of the Webcasting Group's revenues for that period. During the six months ended March 31, 2005 we also provided digital asset management services to America Online, Inc. under a contract which can be terminated upon a 30-day notification. Revenues from sales to America Online, Inc. were approximately $408,000, or 10%, of our consolidated revenue for the six months ended March 31, 2005 and represented approximately 19% of the Digital Asset Management Group's revenues for that period. Both of these contracts can be terminated upon a 30-day notification. Because of the significant nature of the revenues from these contracts to our consolidated results of operations, the termination of either contract could have a material adverse effect on our financial condition and results of operations.


As a result of the Onstream Merger, we have increased our operating expenses without any increase in our revenues.

      Acquired Onstream is a development stage company which has yet to generate any revenues. As a result of the Onstream Merger, we have increased our operating expenses by approximately $200,000 per quarter, which are primarily attributable to contracted salaries and related employee expenses. While we currently anticipate that the assets of Acquired Onstream which have been incorporated into our Digital Asset Management Group's operations will begin to generate revenues during the third quarter of fiscal 2005, we are unable to predict at this time the actual amount of any anticipated revenues or the timing thereof. These increased operating expenses without an offset of increased revenues will adversely affect our financial condition and results of operations in future periods until such time, if ever, that the Acquired Onstream assets begin to produce revenue.


We may be unable to successfully market, or sell the Onstream Media Platform.

      Our December 2004 purchase of Acquired Onstream included approximately $2.7 million capitalized by Acquired Onstream prior to that date for licensed software and development work by SAIC, Virage and other third parties related to the partially completed Onstream Media Platform. Subsequent to the acquisition, we have spent approximately $600,000 to complete the platform in a commercially viable form, plus approximately $300,000 for computer equipment purchased to use in the development and operation of the platform. Although we believe there is a market for the Onstream Media Platform and have identified some potential customers, we have not signed any significant binding sales contracts for the Onstream Media Platform and we do not know when, if ever, that we will generate any significant revenues from this product. In addition there is no assurance that we will be able to sell the Onstream Media Platform on a profitable basis. Our inability to successfully market and/or sell the Onstream Media Platform could have a material adverse effect on our financial condition and results of operations.

We expect to continue to experience volatility in our stock price.

      Historically, there has been volatility in the market price for our common stock. Our quarterly operating results, changes in general conditions in the economy, the financial markets or the marketing industry, or other developments affecting us or our competitors, could cause the market price of our common stock to fluctuate substantially. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors. Factors that may adversely affect our quarterly operating results include:

      - the announcement or introduction of new services and products by us and our competitors;

      - our ability to upgrade and develop our systems in a timely and effective manner;

      - our ability to retain existing clients and attract new clients at a steady rate, and maintain client satisfaction;

      - the level of use of the Internet and online services and the rate of market acceptance of the Internet and other online services for transacting business;

      -     technical difficulties, system downtime, or Internet brownouts;

      - the amount and timing of operating costs and capital expenditures relating to expansion of our business and operations;

      -     government regulation; and

      - general economic conditions and economic conditions specific to the Internet.

      As a result of these factors, in one or more future quarters, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected. In addition, the stock market in general and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of those companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

The exercise of options and warrants, the conversion of shares of our Series A-10 Convertible Preferred Stock or the conversion of our 8% senior secured convertible notes will be dilutive to our existing common shareholders.


      As of March 31, 2005 there were outstanding options and warrants to purchase a total of 11,462,151 shares of our common stock, with an average exercise price of $2.46 per share and the majority exercisable between $1.00 and $1.65 per share. Of these outstanding options and warrants, there are warrants to purchase an aggregate of 2,175,000 shares that are not exercisable until we receive shareholder approval in accordance with Nasdaq Marketplace Rule 4350(i). In addition, as of March 31, 2005 there were 442,344 shares of our Series A-10 Convertible Preferred Stock outstanding, which is convertible into 4,423,440 shares of our common stock, as well as $6,375,000 principal amount 8% senior secured convertible notes which are convertible into 6,375,000 shares of our common stock. Finally, we are obligated to issue additional shares of our common stock as a penalty for our failure to timely register shares of common stock sold in a financing transaction. We are unable to determine when this registration statement will be declared effective by the SEC. We have included 606,000 shares of our common stock in the registration statement of which this prospectus is a part which represents the shares we will be obligated to issue if this registration statement is declared effective on June 30, 2005. In the event the registration statement is not declared effective by June 30, 2005, we will be obligated to issue an additional 2,000 shares of our common stock per day until such time as the registration statement is declared effective. The issuance of these shares of our common stock will be dilutive to our existing shareholders and may materially adversely affect the market price of our common stock.

A substantial portion of our assets are comprised of goodwill and other intangible assets, which may be subject to future impairment and result in financial statement write-offs.


      Our prior acquisitions of several businesses have resulted in significant increases in goodwill and other intangible assets. Unamortized goodwill and other intangible assets, which includes acquired customer lists, were approximately $11.3 million at March 31, 2005, representing approximately 59% of our total assets and 195% of the book value of shareholder equity, after reduction for equity securities subject to potential rescission.


      If there is a material change in our business operations, the value of the intangible assets we have acquired could decrease significantly. On an ongoing basis, we will evaluate, partially based on discounted expected future cash flows, whether the carrying value of such intangible assets may no longer be recoverable, in which case an additional charge to earnings may be necessary. Any future determination requiring the write-off of a significant portion of unamortized intangible assets, although not requiring any additional cash outlay, could have a material adverse effect on our financial condition and results of operations.


We have issued debt and preferred shares containing significant discounts which will adversely, and possibly unpredictably, affect interest and dividend expense in future years.

      We are required to record the fair value of warrants issued in conjunction with the Financing Transactions, plus the potential value arising from a beneficial conversion feature included in the terms of the financing, as a discount to the stated financing amount. The unamortized portion of this discount is $2,471,690 for the Series A-10 Convertible Preferred and $4,237,241 for the 8% senior secured convertible notes, which was reflected on our balance sheet at March 31, 2005. These non-cash amounts will be amortized to dividend and interest expense over the four year financing terms, although any unamortized portion will be immediately expensed at the time of a conversion or redemption occurring before the end of those terms. For example, the $4.35 million principal amount 8% senior secured convertible notes contain a provision requiring mandatory redemptions of up to $1.0 million over the period from December 2005 through June 2006, which represents approximately 23% of the total issue. The additional $125,000 principal amount 8% senior secured convertible notes issued in April 2005 will also result in additional discounts in future periods.


We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

      As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports, including Form 10-KSB. In addition, the independent registered public accounting firm auditing a company's financial statements must also attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting as well as the operating effectiveness of the company's internal controls. We were not subject to these requirements for the fiscal year ended September 30, 2004. We are evaluating our internal control systems in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls, as a required part of our Annual Report on Form 10-KSB beginning with our report for the fiscal year ended September 30, 2005.

While we expect to expend significant resources over the next few months in developing the necessary documentation and testing procedures required by
Section 404 of the Sarbanes-Oxley Act of 2002, there is a risk that we will not comply with all of the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, there can be no positive assurance that we will receive a positive attestation from our independent auditors.

      In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

      In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we would receive a qualified or adverse audit opinion on those financial statements. In that event, the quotation of our common stock on the Nasdaq SmallCap Market could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

Provisions of our articles of incorporation and bylaws may delay or prevent a take-over which may not be in the best interests of our shareholders.

      Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Florida Business Corporation Act also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested shareholders.


      In addition, our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors, of which 453,710 shares of our Series A-10 Convertible Preferred Stock were issued and outstanding at June 20, 2005. Our board of directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.


If the selling security holders all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease.

      It is possible that the selling security holders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

COMMON STOCK OFFERED


      On June 20, 2005 there were 8,287,524 shares of our common stock issued and outstanding. Under this prospectus, the selling security holders listed in the section of this prospectus entitled "Selling Security Holders" may offer and sell up to 23,420,540 shares of our common stock, of which:

      *     1,091,830 shares are presently outstanding,

      * 606,000 shares we are obligated to issue as a penalty for the late filing of the registration statement of which this prospectus is a part,

      * 4,537,100 shares of our common stock may be issued upon the conversion of shares of 453,710 shares of our Series A-10 Convertible Preferred Stock,


      * 8,352,086 shares of our common stock which may be issued upon the exercise of common stock purchase warrants with exercise prices ranging from $1.00 to $45.00 per share, including warrants to acquire 1,087,500 shares of our common stock with an exercise price of $1.65 per share which may be issued if the $1.00 warrant issued to the original holders of the additional investment right granted to the holders of the 8% senior secured convertible notes is exercised,

      * 6,375,000 shares of our common stock may be issued upon the conversion of 8% senior secured convertible notes based upon a conversion price of $1.00 per share,

      * 1,593,749 shares of our common stock which may be issued to pay interest on our 8% senior secured convertible notes, and


      * 864,775 shares of our common stock underlying shares of our Series A-10 Convertible Preferred Stock which may be issued to pay dividends on our Series A-10 Convertible Preferred Stock. The dividends on our Series A-10 Convertible Preferred Stock can be paid in cash or in-kind, at our option.


           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

      Certain statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to implement our strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in "Risk Factors." Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sales of the common stock offered by this prospectus. Included in the registration statement of which this prospectus is a part are 8,352,086 shares of our common stock which are issuable upon the exercise of outstanding common stock purchase warrants with exercise prices ranging from $1.00 to $45.00 per share. If all of these warrants were to be exercised, we would receive an additional approximately $12 million in gross proceeds. Any proceeds that we receive from the exercise of outstanding warrants will be used by us for general working capital. The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances whatsoever that any of the outstanding warrants will be exercised. Pending utilization of the proceeds as described above, the net proceeds of the offering will be deposited in interest bearing accounts or invested in money market instruments, government obligations, certificates of deposits or similar short-term investment grade interest bearing investments.

                            SELLING SECURITY HOLDERS

      This prospectus relates to periodic offers and sales of up to 23,420,540 shares of common stock by the selling security holders listed below and their pledgees, donees and other successors in interest, which includes:


      *     1,091,830 shares are presently outstanding,

      * 606,000 shares we are obligated to issue as a penalty for the late filing of the registration statement of which this prospectus is a part,

      * 4,537,100 shares of our common stock may be issued upon the conversion of shares of 453,710 shares of our Series A-10 Convertible Preferred Stock,

      * 8,352,086 shares of our common stock which may be issued upon the exercise of common stock purchase warrants with exercise prices ranging from $1.00 to $45.00 per share, including warrants to acquire 1,087,500 shares of our common stock with an exercise price of $1.65 per share which may be issued if the $1.00 warrant issued to the original holders of the additional investment right granted to the holders of the 8% senior secured convertible notes is exercised,

      * 6,375,000 shares of our common stock may be issued upon the conversion of 8% senior secured convertible notes based upon a conversion price of $1.00 per share,

      * 1,593,749 shares of our common stock which may be issued to pay interest on our 8% senior secured convertible notes, and


      * 864,775 shares of our common stock underlying shares of our Series A-10 Convertible Preferred Stock which may be issued to pay dividends on our Series A-10 Convertible Preferred Stock. The dividends on our Series A-10 Convertible Preferred Stock can be paid in cash or in-kind, at our option.

      If we should elect to pay the interest on the 8% senior secured convertible notes and the dividends on the Series A-10 Convertible Preferred Stock in equity instead of cash, while we will still recognize an expense for the interest and dividends, the expense will be a non-cash item and it will result in a cash savings to us of approximately $2.7 million.


      On December 23, 2004, following our 2004 Annual Meeting of Shareholders at which the issuance of the securities was approved, we sold 8% senior secured convertible notes and related securities and Series A-10 Convertible Preferred Stock and common stock purchase warrants which resulted in aggregate gross proceeds to us of $6.5 million. We also granted the purchasers of the 8% senior secured convertible notes additional investment rights to purchase up to an additional $2.175 million principal amount 8% senior secured convertible notes. In February and April 2005 all outstanding additional investment rights were exercised resulting in gross proceeds to us of $2.175 million.

8% Senior Secured Convertible Notes

      In December 2004 we sold to 19 accredited investors $4.35 million principal amount of 8% senior secured convertible notes, together with common stock purchase warrants to purchase an aggregate of 1,522,500 shares of our common stock and an additional investment right entitling the holders to purchase from us up to an additional $2.175 million of 8% senior secured convertible notes. This transaction was structured as a private transaction exempt from registration under the Securities Act of 1933 in reliance on an exemption under Section 4(2) and Regulation D thereof and resulted in gross proceeds to us of $4.35 million. In February and April 2005 we sold to 17 accredited investors an additional $2.175 million principal amount of 8% senior secured convertible notes, together with common stock purchase warrants to purchase an aggregate of 761,250 shares of our common stock, upon the exercise of $2.175 million of the additional investment rights. We issued these purchasers one year common stock purchase warrants to purchase an additional 2,175,000 shares of our common stock as described below. This transaction was exempt from registration under the Securities Act of 1933 in reliance on an exemption provided by Section 4(2) and Regulation D thereof. We received gross proceeds of $2.175 million.

      We issued 69,204 shares of our common stock in lieu of cash for interest on the 8% senior secured convertible notes on March 31, 2005. In addition, in February 2005, one of the holders of $150,000 principal amount of 8% senior secured notes converted his note into 151,111 shares of our common stock, including accrued interest, pursuant to the terms of the note. The issuance of the shares was exempt from registration under the Securities Act of 1933 in reliance on an exemption provided by Section (2)3 of the act.

      As a result of a conversion by one note holder, we currently have $6,375,000 principal amount 8% senior secured notes outstanding. These notes are senior to all current and future indebtedness of our company, other than up to $1.5 million for a capital leasing facility, and we pledged all of our assets and the securities we own in our subsidiaries as collateral for the notes. We also entered into a control agreement with Vertical Ventures, LLC, as agent for the purchasers of the 8% senior secured convertible notes, to further perfect the security interest to be granted to the purchasers. Additional terms of the 8% senior secured convertible notes include:

      * unless converted or redeemed as described below, $4.35 million principal amount of the 8% senior secured convertible notes are due on or before December 23, 2008, $2.050 million principal amount are due on or before February 15, 2009, and the remaining $125,000 principal amount are due on or before April 5, 2009,

      * 8% annual interest, payable quarterly in arrears beginning March 31, 2005. The interest is payable either in cash or at our option in shares of our common stock valued at 85% of the volume weighted average price of our common stock for the 20 days prior to the payment date, so long as the price is greater than $1.18 per share,

      * subject to certain exceptions, while the notes are outstanding we cannot purchase, redeem or otherwise acquire any capital stock or issue any variable priced equity securities or variable price equity linked securities. We have also agreed not to redeem or repurchase any portion of our Series A-10 Preferred Stock, or any other preferred stock as may be issued in the future while the notes are outstanding, common stock or equity equivalent prior to either the maturity date of the notes or until all the notes have been converted without the consent of the holders of 51% of the outstanding notes,

      * the notes are convertible at any time at the option of the holder into shares of our common stock at a conversion price of $1.00 per share which is subject to adjustment upon the occurrence of certain specified events, including stock dividends and stock splits, pro rata distributions of equity securities, evidences of indebtedness, rights or warrants to purchase common stock or cash or any other asset, mergers or consolidations, or certain issuances of common stock at a price below $1.00 per share, subject to adjustment as set forth above,

      * if at any time while all or any portion of the 8% senior secured convertible notes are outstanding the trading price of our common stock exceeds $1.63 per share for a minimum of 20 days during a 30 day period, then an amount of the notes equal to the total volume for the 30 day period multiplied by the average daily closing price multiplied by 20% will automatically convert into shares of our common stock at the conversion price of $1.00 per share, subject to adjustment as set forth above,

      * the number of shares of our common stock acquired by any holder upon conversion of the notes is limited to the extent necessary to ensure that following the conversion the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock,

      * we can prepay all or any portion of the principal amount of the notes, plus any accrued but unpaid interest. If we should elect to prepay the notes, the holders will have five trading days to convert the notes into shares of our common stock. If we elect to prepay the notes, we must do so pro-rata amongst the holders, and at the time of prepayment we must issue the holders warrants which are equal to 50% of the quotient of (1) the portion of the note being prepaid and (2) $1.00 per share, subject to adjustment as set forth above, with an exercise price equal to the then conversion price,

      * beginning one year from the issuance date and ending 18 months from the issuance date each holder has the right to require us to prepay an aggregate amount equal to $500,000 less the principal amount of any notes which have been converted or paid during that period, and for the period beginning on or after 18 months from the issuance date, each holder has the right to require us to prepay an aggregate amount equal to $1,000,000 less the principal amount of any notes which have been converted or paid during that period, and

      * beginning at the end of the 21st month following the issuance date the principal outstanding on any remaining 8% senior secured convertible notes will be paid in nine equal quarterly installments on the last day of each quarter. We have the option to pay the quarterly installments in shares of our common stock if the volume weighted average price during the preceding quarter is greater than $1.18 per share. That portion that can be paid in common stock is based upon a formula of 20% of the total trading volume for the quarter multiplied times the average closing price. In any quarter where this formula would result in the issuance of shares of common stock that exceed the amount of the quarterly installment, at the holders option an additional amount of up to 20% may be converted and applied to the final quarterly payment.

      We have issued five year common stock purchase warrants to purchase an aggregate of 2,283,750 shares of our common stock. These five year common stock purchase warrants have an exercise price of $1.65 per share, subject to adjustment in the event of stock splits, stock dividends, pro rata distributions of equity securities, evidences of indebtedness, rights or warrants to purchase common stock or cash or any other asset, mergers or consolidations, or certain issuances of common stock at a price below $1.65 per share. The warrants include a cashless exercise feature that terminates at the time the shares underlying the warrants are registered. The shares issuable upon the exercise of these warrants are included in the registration statement of which this prospectus is a part. The number of shares of our common stock that can be issued upon the exercise of the warrants is limited to the extent necessary to ensure that following the exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.

      At the time of the exercise of the additional investment rights, we issued one year common stock purchase warrants to purchase 2,175,000 shares of our common stock at an exercise price of $1.00 per share. Upon exercise of these warrants, the warrant holder will receive five year common stock purchase warrants to purchase 50% of the shares of common stock issuable upon the exercise of the one year warrants, or 1,087,500 shares in the aggregate, at an exercise price of $1.65 per share. The terms of these warrants are identical to those of the initial warrants issued in December 2004.

      The issuance of the shares of our common stock upon the possible conversion of the notes issued upon the exercise of the additional investment right, as well as the related common stock purchase warrants for 761,250 shares of our common stock, has previously been approved by our shareholders at our annual meeting held on December 15, 2004. We have agreed to use our best efforts to obtain as soon as possible shareholder approval of the issuance of the shares of our common stock underlying the $1.00 warrants and the $1.65 warrants included therein to meet the requirements of Rule 4350(i) of the Nasdaq Marketplace Rules.

      In December 2004 we paid Adelphia Capital LLC and the other selling agents fees totaling $304,500 and issued them 435,000 common stock purchase warrants with terms identical to the warrants sold with the initial $4.35 million principal 8% senior secured convertible notes. In addition, we paid an aggregate of $50,000 for legal fees and expenses of the investors. In February and April 2005 we paid aggregate commissions of $48,750 to five NASD-member broker dealers and issued one of these firms, Olympus Securities, LLC five year common stock warrants to purchase 217,500 shares of our common stock at an exercise price of $1.65 per share as compensation in connection with the exercise of the additional investment rights. We also paid $15,000 for legal fees and expenses of the investors.

Series A-10 Convertible Preferred Stock

      In December 2004 we also sold to 16 accredited investors an aggregate of 215,000 shares of our Series A-10 Convertible Preferred Stock at a purchase price of $10.00 per share, together with five year common stock purchase warrants to purchase 1,075,000 shares of our common stock at an exercise price of $1.50 per share, in a private transaction exempt from registration under the Securities Act of 1933 in reliance on an exemption under Section 4(2) and Regulation D which resulted in gross proceeds to us of $2,150,000.

      Prior to the closing of the Financing Transactions, we owed Mr. Fred DeLuca, a lender who held a blanket security interest in our assets, an aggregate of approximately $3,149,000. Upon the closing of the Financing Transactions, we repaid him $2,000,000 of that amount in cash, issued him 85,488 shares of our common stock totaling a value of approximately $149,000 based upon the fair market value of our common stock on the date of issuance, and he converted the remaining $1,000,000 owed him into 100,000 shares of our Series A-10 Convertible Preferred Stock, plus warrants to purchase 500,000 shares of our common stock at an exercise price of $1.50 per share. In addition, upon the closing of the Financing Transactions we issued Mr. Deluca an aggregate of 139,650 shares of our Series A-10 Convertible Preferred Stock in exchange for 232,750 shares of our Class A-8 Convertible Preferred Stock with a stated value of $1,396,500. At the closing of the Financing Transactions and upon these payments, we satisfied the original $3,149,000 note in full and he released his security interest in our assets.


      In February 2005, two holders of the Series A-10 Convertible Preferred Stock converted an aggregate of 20,000 shares of Series A-10 Convertible Preferred Stock into 200,000 shares of our common stock, plus an aggregate of 11,640 shares of our common stock for accrued dividends. In April 2005, one holder of the Series A-10 Convertible Preferred Stock converted an aggregate of 2,500 shares of that security into 25,000 shares of our common stock, plus an aggregate of 1,490 shares of our common stock for accrued dividends. In addition, we issued 13,974 shares of our Series A-10 Convertible Preferred Stock in lieu of cash for accrued dividends due on our Series A-10 Convertible Preferred Stock on May 15, 2005. These issuances were exempt from registration under the Securities Act of 1933 in reliance on an exemption provided by Section 2(3) of that act.

      The shares of Series A-10 Convertible Preferred Stock have no voting rights, other than as may be required under Florida law, have a liquidation preference of $10.00 per share plus declared but unpaid dividends, and include certain additional terms as follows:

      * the shares are senior to all other classes of preferred stock and, as applicable, junior to or on a parity with other classes of preferred stock the terms of which expressly provide that they are senior to or on parity with the Series A-10 Convertible Preferred Stock. We cannot create or issue any preferred stock which ranks senior to or pari passu with the Series A-10 without the consent of the holders of at least 50% of the then outstanding shares of Series A-10,

      * the holders are entitled to preferred, cumulative dividends at the rate of 8% per annum, payable quarterly in arrears at our option in cash or with additional shares of Series A-10 Convertible Preferred,

      * each share of the Series A-10 Preferred Stock is convertible into shares of our common stock equal to the original purchase price per share of $10.00 plus accrued and unpaid dividends to the date of conversion divided by the conversion price of $1.00 per share, subject to adjustment in the event of stock splits and dividends and issuances of common stock at a price less than the then conversion price. Any shares of Series A-10 Convertible Preferred that are outstanding on the fourth anniversary of the closing date will automatically convert into common stock upon the same conversion ratio,

      * the shares are not redeemable by us, and

      * without the consent of holders of 50% of the outstanding shares of Series A-10 Convertible Preferred Stock, we cannot incur any indebtedness greater than $1.5 million.

      We granted the holders of the Series A-10 Convertible Preferred Stock the right to designate one member of our Board of Directors. As of the date hereof, the purchasers have not identified the board designee. In addition, we paid the holders a fee of 8% per annum of the stated value of the Series A-10 Convertible Preferred Stock, payable in shares of Series A-10 Convertible Preferred Stock, from the later of June 8, 2004 or the date the money was deposited into escrow through the closing date which resulted in the issuance of an additional 8,562 shares of our Series A-10 Convertible Preferred Stock. Adelphia Capital, LLC acted as managing placement agent for us in this transaction. We paid Adelphia Capital LLC and the other selling agents fees a non-accountable expense allowance totaling $150,500, and issued them 215,000 common stock purchase warrants with terms identical to the warrants sold with the Series A-10 Convertible Preferred Stock.

      The following table sets forth:

      -     the name of each selling security holder,

      -     the number of shares owned, and

      - the number of shares being registered for resale by each selling security holder.

      We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our shareholders.

                                            Number      Percentage      Shares        Shares to    Percentage
                                          of shares   owned before       to be         be owned   owned after
Name of selling security holder               owned       offering     offered   after offering      offering
Alpha Capital AG (1)                        985,630          9.99%   1,583,230                0          0.0%
Arnold P. Kling (2)                          70,000              *      70,000                0          0.0%
Asset Factoring (3)                          43,114              *      42,500              614             *
Barry Nash (4)                               15,000              *      15,000                0          0.0%
Basic Investors, Inc. (5)                   271,335           3.2%     243,000           28,335             *
Beryl Zyskind (6)                            17,000              *      17,000                0             *
BL Cubed, LLC (7)                           590,861           6.7%     590,861                0          0.0%
CLR Associates (8)                            5,000              *       5,000                0          0.0%
CCJ Trust (9)                               776,916           8.8%     612,500          164,416          1.9%
Charles L. Savage (10)                       20,000              *      20,000                0          0.0%
Charter Capital Resources, Inc. (11)        443,208           5.3%     416,542           26,666             *
David Feldman (12)                           43,750              *      43,750                0          0.0%
Dennis Spina (13)                           155,820           1.9%     155,820                0          0.0%
DKR Soundshore Oasis
  Holding Fund, Ltd. (14)                 1,013,729          9.99%   1,873,229                0          0.0%
DKR Soundshore Strategic
    Holding Fund, Ltd. (15)                 468,307           5.3%     468,307                0          0.0%
Ellen Rose Clements (16)                     38,990              *      38,990                0          0.0%
Envision Management Group, Inc. (17)        162,273           2.0%     150,000           12,273             *
Eric Jacobs (18)                            341,537           4.0%     158,323          183,214          2.1%
Erwin Schnellinger (19)                      43,750              *      43,750                0          0.0%
Fennmore Holdings, LLC (20)               1,123,615          9.99%   2,979,815                0          0.0%
Fred DeLuca (21)                          3,716,110          29.2%   4,441,002          115,108             *
Fred Florio (22)                             89,411           1.1%      49,000           40,411             *
Gary Purcell (23)                           329,631           3.8%     326,631            3,000             *
George Stemper (24)                         156,667           1.9%     100,000           56,667             *
Gerald R. Horst (25)                        612,500           6.9%     612,500                0          0.0%
Harmony Marketing, Inc. (26)                  5,000              *       5,000                0          0.0%
Howard Ash (27)                              36,250              *      36,250                0          0.0%
J&C Resources, LLC (28)                     171,714           2.1%      32,500          139,214          1.7%
John and Stella Patterson (29)              155,820           1.9%     155,820                0          0.0%
Jason Lyons (30)                             48,750              *      48,750                0          0.0%
Jerold L. Ladin (31)                         43,750              *      43,750                0          0.0%
John R. D'Angelo (32)                        11,000              *      11,000                0          0.0%
Ladenburg Thalmann & Co., Inc. (33)         118,750           1.4%      38,750           80,000          1.0%
Lawrence Zimble (34)                         19,466              *       2,000           17,466             *
Libra Finance SA (35)                        80,000           1.0%      80,000                0          0.0%
Lyons Capital LLC (36)                       22,500              *      22,500                0          0.0%
Martin Hodas (37)                           162,323           1.9%     158,323            4,000             *
Michael O'Donnell                             9,000              *       9,000                0          0.0%
Michael Schantz (38)                         10,000              *      10,000                0          0.0%
Morgenthau & Associates, Inc. (39)           46,620              *      17,000           29,620             *
Morgenthau Capital Advisors, LLC (40)       346,373           4.0%     297,500           48,873             *
Muller Family Limited Partnership (41        99,500           1.2%      87,500           12,000             *
Neil Berman (42)                            930,529          9.99%   1,059,407           54,222             *
Neil H. Jones (43)                          315,861           3.7%     278,611           37,250             *
Newbridge Securities Corporation (44)        33,335              *      33,335                0          0.0%
Omicron Master Trust (45)                   938,507          9.99%   1,107,507                0          0.0%
Peter N. Christos (46)                       70,000              *      70,000                0          0.0%
Platinum Partners LLC (47)                   90,000           1.1%      90,000                0          0.0%
Potomac Capital International Ltd. (48)     262,500           3.1%     262,500                0          0.0%
Potomac Capital Partners, LP (49)           612,500           6.9%     612,500                0          0.0%
Reitler Brown Holdings LLC (50)               3,901              *       2,734            1,167             *
Richard Belz (51)                           224,632           2.6%     221,632            3,000             *
Robert Kropp (52)                            10,000              *      10,000                0          0.0%
Rolin Inc. (53)                               2,734              *       2,734                0          0.0%
Scott Farb                                   20,067              *      10,000           10,067             *
Stonestreet LP (54)                         255,000           3.0%     255,000                0          0.0%
TCMP3 Partners LLP (55)                     316,646           3.7%     316,646                0          0.0%
Thomas Laundrie (56)                        162,545           1.9%     162,545                0          0.0%
Trinity Bui (57)                             32,367              *      17,000           15,367             *
Trinity Financing Investments Corp. (58)    704,854           8.2%     704,854                0          0.0%
Vertical Ventures (59)                      712,454           7.9%     712,454                0          0.0%
Vicis Capital Master Fund (60)              437,500           5.0%     437,500                0          0.0%
Whalehaven Fund Limited (61)                316,646           3.7%     316,646                0          0.0%
Olympus Securities LLC (62)                 217,500           2.6%     217,500                0          0.0%
Mark Hotton (63)                             28,750              *      28,750                0          0.0%
Canaccord Capital Corporation (64)          378,292           4.4%     378,292                0          0.0%
-------------------------------------------------------------------------------------------------------------
                                                                    23,420,540
------------------------------------------------------------------------------

* represents less than 1%

(1) The number of shares owned and offered includes:

      * 8,230 shares of our common stock presently outstanding,

      * 387,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 250,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 750,000 shares of our common stock issuable upon the conversion of $750,000 principal amount 8% senior secured convertible notes, and

      * 187,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $750,000 principal amount 8% senior secured convertible notes.


      Mr. Konrad Ackerman is the control person of Alpha Capital AG. The number of shares of our common stock which may be acquired by the holder upon conversion of the 8% senior secured convertible notes or the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.


(2) The number of shares owned and offered includes 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share and 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(3) The number of shares owned includes 8,114 shares of our common stock presently outstanding and 35,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share. The number of shares offered includes 7,500 shares of our common stock presently outstanding and 35,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share. Mr. Rolf Hedinger is the control person of Asset Factoring.

(4) The number of shares owned and offered includes 15,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(5) The number of shares owned includes:

      * 1,667 shares of our common stock presently outstanding,

      * 13,334 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $6.00 per share,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $11.25 per share, and

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $18.75 per share.

      * 200,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.50 per share,

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, and

      * 30,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

      The number of shares offered includes:

      * 200,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.50 per share,

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, and

      * 30,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

      Mr. Thomas Laundrie is the control person of Basic Investors, Inc., an NASD-member firm. The number of shares owned and offered hereby excludes securities owned by Mr. Thomas Laundrie as described in footnote 56 below.

(6) The number of shares owned and offered includes 17,000 shares of our common stock currently outstanding. Excludes shares owned by Charter Capital Resources, Inc. as described in footnote 11 below.

(7) The number of shares owned and offered includes:

      * 3,361 shares of our common stock presently outstanding,

      * 150,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 125,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 250,000 shares of our common stock issuable upon the conversion of $250,000 principal amount 8% senior secured convertible notes,

      * 62,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $250,000 principal amount 8% senior secured convertible notes.

      Mr. Mel Lifshitz is the control person of BL Cubed, LLC.

(8) The number of shares owned and offered includes 5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. Mr. Burt Rhodes is the control person of CLR Associates.

(9) The number of shares owned includes:

      * 164,416 shares of our common stock presently outstanding,

      * 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 376,790 shares of our common stock issuable upon the conversion of 37,679 shares of Series A-10 Convertible Preferred Stock, and

      * 60,710 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $350,000 initial stated value of the Series A-10 Convertible Preferred Stock, which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


      The number of shares offered includes:

      * 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 376,790 shares of our common stock issuable upon the conversion of 37,679 shares of Series A-10 Convertible Preferred Stock, and

      * 60,710 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $350,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


      ATC Trustee LTD is the control person of CCJ Trust. Mr. Rolf Hedinger is the control person of ATC Trustee LTD.

(10) The number of shares owned and offered includes 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(11) The number of shares owned includes:


      * 115,208 shares of our common stock presently outstanding,

      * 303,000 shares of our common stock which we are obligated to issue as a late filing penalty related to the registration statement of which this prospectus is a part,


      * 5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share, and

      * 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share.

      The number of shares offered includes:


      * 113,542 shares of our common stock presently outstanding, and

      * 303,000 shares of our common stock which we are obligated to issue as a late filing penalty related to the registration statement of which this prospectus is a part.


      Mr. Beryl Zyskind is the control person of Charter Capital Resources, Inc.

(12) The number of shares owned and offered includes:

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 26,910 shares of our common stock issuable upon the conversion of 2,691 shares of Series A-10 Convertible Preferred Stock, and

      * 4,340 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $25,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


(13) The number of shares owned and offered includes:

      * 105,820 shares of our common stock presently outstanding, and

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(14) The number of shares owned and offered includes:

      * 9,229 shares of our common stock presently outstanding,

      * 449,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 240,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 940,000 shares of our common stock issuable upon the conversion of $940,000 principal amount 8% senior secured convertible notes,

      * 235,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $940,000 principal amount 8% senior secured convertible notes.


      Mr. Seth Fischer is the control person of DKR Soundshore Oasis Holding Fund, Ltd. The number of shares of our common stock which may be acquired by the holder upon conversion of the 8% senior secured convertible notes or the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.


(15) The number of shares owned and offered includes:

      * 2,307 shares of our common stock presently outstanding,

      * 112,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 60,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 235,000 shares of our common stock issuable upon the conversion of $235,000 principal amount 8% senior secured convertible notes,

      * 58,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $235,000 principal amount 8% senior secured convertible notes.

      Mr. Seth Fischer is the control person of DKR Soundshore Strategic Holding Fund, Ltd.

(16) The number of shares owned and offered includes:


      * 26,490 shares of our common stock presently outstanding, and

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(17) The number of shares owned includes 162,273 shares of our common stock presently outstanding. The number of shares offered includes 150,000 shares of our common stock presently outstanding. Ms. Gail Babitt, our former Chief Financial Officer, is the control person of Envision Management Group, Inc. This excludes shares and options held by Ms. Babitt.


(18) The number of shares owned includes:

      * 14,037 shares of our common stock presently outstanding,

      * 150,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.57 per share,

      * 10,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $11.25 per share,

      * 10,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $15.00 per share,

      * 38,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 75,000 shares of our common stock issuable upon the conversion of $75,000 principal amount 8% senior secured convertible notes,

      * 18,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $75,000 principal amount 8% senior secured convertible notes.

      The number of shares offered includes:

      * 823 shares of our common stock presently outstanding,

      * 38,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 75,000 shares of our common stock issuable upon the conversion of $75,000 principal amount 8% senior secured convertible notes,

      * 18,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $75,000 principal amount 8% senior secured convertible notes, including the additional investment right.

      Mr. Jacobs is an employee of our company and serves as our Secretary.

(19) The number of shares owned and offered includes:

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 26,910 shares of our common stock issuable upon the conversion of 2,691 shares of Series A-10 Convertible Preferred Stock, and

      * 4,340 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $25,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


(20) The number of shares owned and offered includes:


      * 14,815 shares of our common stock presently outstanding,


      * 697,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 450,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 1,350,000 shares of our common stock issuable upon the conversion of $1,350,000 principal amount 8% senior secured convertible notes,

      * 337,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $1,350,000 principal amount 8% senior secured convertible notes, and

      * 130,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.28 per share.


      Mr. Mark Nordlicht is the control person of Fennmore Holdings, LLC. The number of shares of our common stock which may be acquired by the holder upon conversion of the 8% senior secured convertible notes or the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.


(21) The number of shares owned includes:

      * 120,485 shares of our common stock presently outstanding,

      * 240,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 200,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 400,000 shares of our common stock issuable upon the conversion of $400,000 principal amount 8% senior secured convertible notes,

      * 100,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $400,000 principal amount 8% senior secured convertible notes,

      * 500,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 2,472,660 shares of our common stock issuable upon the conversion of 247,266 shares of Series A-10 Convertible Preferred Stock, and

      * 522,965 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $2,396,500 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.

      The number of shares offered includes:

      * 5,377 shares of our common stock presently outstanding,

      * 240,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 200,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 400,000 shares of our common stock issuable upon the conversion of $400,000 principal amount 8% senior secured convertible notes,

      * 100,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $400,000 principal amount 8% senior secured convertible notes,

      * 500,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 2,472,660 shares of our common stock issuable upon the conversion of 247,266 shares of Series A-10 Convertible Preferred Stock, and

      * 522,965 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $2,396,500 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.

      The number of shares of our common stock which may be acquired by the holder upon conversion of the 8% senior secured convertible notes or the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.


(22) The number of shares owned includes:

      * 43,934 shares of our common stock presently outstanding,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $15.00 per share,

      * 24,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, and

      * 14,810 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $3.376 per share.

      The number of shares offered includes:

      * 25,000 shares of our common stock presently outstanding, and

      * 24,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

(23) The number of shares owned includes:

      * 798 shares of our common stock presently outstanding,

      * 3,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share.

      * 37,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 70,833 shares of our common stock issuable upon the conversion of $70,833 principal amount 8% senior secured convertible notes,

      * 17,708 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $70,833 principal amount 8% senior secured convertible notes,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 107,640 shares of our common stock issuable upon the conversion of 10,764 shares of Series A-10 Convertible Preferred Stock, and

      * 17,360 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $100,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


      The number of shares offered includes:

      * 798 shares of our common stock presently outstanding,

      * 37,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 70,833 shares of our common stock issuable upon the conversion of $70,833 principal amount 8% senior secured convertible notes,

      * 17,708 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $70,833 principal amount 8% senior secured convertible notes,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 107,640 shares of our common stock issuable upon the conversion of 10,764 shares of Series A-10 Convertible Preferred Stock, and

      * 17,360 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $100,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


(24) The number of shares owned includes:


      * 150,000 shares of our common stock presently outstanding, and

      * 6,667 shares of our common stock issuable upon the exercise of an option with an exercise price of $11.25 per share.

      The number of shares offered includes 100,000 shares of our common stock presently outstanding. Mr. Stemper is our former COO.

(25) The number of shares owned and offered includes:

      * 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 376,790 shares of our common stock issuable upon the conversion of 37,679 shares of Series A-10 Convertible Preferred Stock, and

      * 60,710 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $350,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


(26) The number of shares owned and offered includes 5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. Mr. Romola Soudentas is the control person of Harmony Marketing, Inc.

(27) The number of shares owned and offered includes 36,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

(28) The number of shares owned includes 171,714 shares of our common stock presently outstanding. The number of shares offered includes 32,500 shares of our common stock presently outstanding. Mr. Charles C. Johnston, a member of our Board of Directors, is the control person of J&C Resources, LLC. The holdings by J&C Resources, LLC excludes securities owned by CCJ Trust as described in footnote 9 above. CCJ Trust is a trust for the benefit of Mr. Johnston's adult children and he is neither a beneficiary or a trustee. Mr. Johnston disclaims any beneficial ownership interest in CCJ Trust.

(29) The number of shares owned and offered includes:

      * 105,820 shares of our common stock presently outstanding, and

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,.

(30) The number of shares owned and offered includes 12,500 shares of our common stock presently outstanding and 36,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. The number of shares owned and offered hereby excludes securities owned by Lyons Capital LLC as described in footnote 36 below.

(31) The number of shares owned and offered includes

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 26,910 shares of our common stock issuable upon the conversion of 2,691 shares of Series A-10 Convertible Preferred Stock, and

      * 4,340 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $25,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


(32) The number of shares owned and offered includes 11,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

(33) The number of shares owned includes:

      * 70,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $2.25 per share,

      * 10,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $1.65 per share,

      * 28,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share, and

      * 10,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      The number of shares offered includes:

      * 28,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share, and

      * 10,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      The number of securities owned and offered excludes shares owned by Mr. Robert Kropp as described in footnote 52 below. Mr. Robert Kropp is the control person of Ladenburg Thalmann & Co., Inc., an NASD-member broker dealer.

(34) The number of shares owned includes 18,799 shares of our common stock presently outstanding and 667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share. The number of shares offered includes 2,000 shares of our common stock presently outstanding.

(35) The number of shares owned and offered includes 80,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. Mr. Seymour Braun is the control person of Libra Finance SA.


(36) The number of shares owned and offered includes 22,500 shares of our common stock presently outstanding. Mr. Jason Lyons is the control person of Lyons Capital, LLC. Excludes shares owned by Mr. Jason Lyons as described in footnote 30 above.


(37) The number of shares owned includes:

      * 823 shares of our common stock presently outstanding,

      * 4,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share

      * 38,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 75,000 shares of our common stock issuable upon the conversion of $75,000 principal amount 8% senior secured convertible notes,

      * 18,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $75,000 principal amount 8% senior secured convertible notes.

      The number of shares offered includes:

      * 823 shares of our common stock presently outstanding,

      * 38,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 75,000 shares of our common stock issuable upon the conversion of $75,000 principal amount 8% senior secured convertible notes,

      * 18,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $75,000 principal amount 8% senior secured convertible notes.

(38) The number of shares owned and offered includes 10,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

(39) The number of shares owned includes:

      * 29,620 shares of our common stock presently outstanding, and

      * 17,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

      The number of shares offered includes:

      * 17,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.


      The number of securities owned and offered excludes securities owned by Morgenthau Capital Advisors, LLC as described in footnote 40 below and also excludes securities owned by Morgenthau Holdings. Mr. Anthony Morgenthau is the control person of Morgenthau & Associates, Inc.


(40) The number of shares owned includes:

      * 41,468 shares of our common stock presently outstanding,

      * 7,405 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.376 per share,

      * 85,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 183,020 shares of our common stock issuable upon the conversion of 18,302 shares of Series A-10 Convertible Preferred Stock, and

      * 29,480 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $170,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.

      The number of shares offered includes:

      * 85,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 183,020 shares of our common stock issuable upon the conversion of 18,302 shares of Series A-10 Convertible Preferred Stock, and

      * 29,480 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $170,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.

      The number of securities owned and offered hereby excludes securities owned by Morgenthau & Associates, Inc. as set forth in footnote 39 above and also excludes securities owned by Morgenthau Holdings. Mr. Anthony Morgenthau is the control person of Morgenthau Capital Advisors, LLC.


(41) The number of shares owned includes:

      * 10,000 shares of our common stock presently outstanding,

      * 2,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 53,830 shares of our common stock issuable upon the conversion of 5,383 shares of Series A-10 Convertible Preferred Stock, and

      * 8,670 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $50,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


      The number of shares offered includes:

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 53,830 shares of our common stock issuable upon the conversion of 5,383 shares of Series A-10 Convertible Preferred Stock, and

      * 8,670 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $50,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


      Mr. William Muller is the control person of Muller Family Limited Partnership.

(42) The number of shares owned includes:


      * 82,379 shares of our common stock presently outstanding,


      * 6,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.65 per share.

      * 250,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 150,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 500,000 shares of our common stock issuable upon the conversion of $500,000 principal amount 8% senior secured convertible notes,

      * 125,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $500,000 principal amount 8% senior secured convertible notes.

      The number of shares offered includes:


      * 34,407 shares of our common stock presently outstanding,


      * 250,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 150,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 500,000 shares of our common stock issuable upon the conversion of $500,000 principal amount 8% senior secured convertible notes,

      * 125,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $500,000 principal amount 8% senior secured convertible notes.


      The number of shares of our common stock which may be acquired by the holder upon conversion of the 8% senior secured convertible notes or the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.


(43) The number of shares owned includes:


      * 151,111 shares of our common stock presently outstanding,


      * 16,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share,

      * 15,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share,

      * 6,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.65 per share,

      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, and

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share.

      The number of shares offered includes:


      * 151,111 shares of our common stock presently outstanding,


      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, and

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share.

(44) The number of shares owned and offered includes:

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $15.00 per share,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $22.50 per share,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $30.00 per share,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $37.50 per share, and

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $45.00 per share.

      * Mr. Guy Amico is the control person of Newbridge Securities Corporation, an NASD-member broker-dealer.

(45) The number of shares owned and offered includes:

      * 5,007 shares of our common stock presently outstanding,

      * 271,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 525,000 shares of our common stock issuable upon the conversion of $525,000 principal amount 8% senior secured convertible notes, and

      * 131,250 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $525,000 principal amount 8% senior secured convertible notes.


      Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G controls Omicron and Winchester.

      The number of shares of our common stock which may be acquired by the holder upon conversion of the 8% senior secured convertible notes or the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.


(46) The number of shares owned and offered includes 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share and 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(47) The number of shares owned and offered includes 90,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. Mr. Mark Nordlicht is the control person of Platinum Partners LLC.

(48) The number of shares owned and offered includes:

      * 75,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 161,480 shares of our common stock issuable upon the conversion of 16,148 shares of Series A-10 Convertible Preferred Stock, and

      * 26,020 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $150,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


      The number of securities owned and offered excludes securities owned by Potomac Capital Partners, LP as described in footnote 49 below. Mr. PJ Solit is the control person of Potomac Capital International Ltd.

(49) The number of shares owned and offered includes:

      * 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 376,790 shares of our common stock issuable upon the conversion of 37,679 shares of Series A-10 convertible preferred stock, and

      * 60,710 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $350,000 initial stated value of the Series A-10 convertible preferred stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


      The number of securities owned and offered excludes securities owned by Potomac Capital International Ltd. as described in footnote 48 above. Mr. PJ Solit is the control person of Potomac Capital Partners, LP.

(50) The number of shares owned includes:

      * 1,401 shares of our common stock presently outstanding, and

      * 2,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      The number of shares offered includes:

      * 234 shares of our common stock presently outstanding, and

      * 2,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      Mr. Bob Brown is the control person of Reitler Brown Holdings LLC.

(51) The number of shares owned includes:

      * 798 shares of our common stock presently outstanding,

      * 3,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share,

      * 37,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 70,834 shares of our common stock issuable upon the conversion of $70,834 principal amount 8% senior secured convertible notes,

      * 17,708 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $70,834 principal amount 8% senior secured convertible notes,

      * 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 43,070 shares of our common stock issuable upon the conversion of 4,307 shares of Series A-10 Convertible Preferred Stock, and

      * 6,930 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $40,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


      The number of shares offered includes:

      * 798 shares of our common stock presently outstanding,

      * 37,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 70,834 shares of our common stock issuable upon the conversion of $70,834 principal amount 8% senior secured convertible notes,

      * 17,708 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $70,834 principal amount 8% senior secured convertible notes,

      * 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 43,070 shares of our common stock issuable upon the conversion of 4,307 shares of Series A-10 Convertible Preferred Stock, and

      * 6,930 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $40,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


(52) The number of shares owned and offered includes 10,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. The number of securities owned and offered excludes shares owned by Ladenburg Thalmann & Co., Inc. as described in footnote 33 above.

(53) The number of shares owned includes:

      * 234 shares of our common stock presently outstanding, and

      * 2,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      The number of shares offered includes:

      * 234 shares of our common stock presently outstanding, and

      * 2,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      Mr. Roger Schwarz is the control person of Rolin Inc.

(54) The number of shares owned and offered includes:


      * 155,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, and

      * 100,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share.


      Mr. Michael Finkelstein is the control person of Stonestreet LP.

(55) The number of shares owned and offered includes:

      * 1,646 shares of our common stock presently outstanding,

      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 150,000 shares of our common stock issuable upon the conversion of $150,000 principal amount 8% senior secured convertible notes,

      * 37,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $150,000 principal amount 8% senior secured convertible notes.

      Mr. Walter Schenker is the control person of TCMP3 Partners LLP.

(56) The number of shares owned and offered includes:

      * 462 shares of our common stock presently outstanding,

      * 22,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 45,833 shares of our common stock issuable upon the conversion of $45,833 principal amount 8% senior secured convertible notes,

      * 11,458 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $45,833 principal amount 8% senior secured convertible notes,

      * 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 43,070 shares of our common stock issuable upon the conversion of 4,307 shares of Series A-10 Convertible Preferred Stock, and

      * 6,930 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $40,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.

      The number of securities owned and offered excludes shares owned by Basic Investors, Inc. as described in footnote 5 above.

(57) The number of shares owned includes:

      * 27,367 shares of our common stock presently outstanding, and

      * 5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share.

      The number of shares offered includes 17,000 shares of our common stock presently outstanding. The securities owned and offered excludes shares owned by Trinity Financing Investments Corp. as described in footnote 58 below.

(58) The number of shares owned and offered includes:


      * 86,854 shares of common stock presently outstanding,

      * 303,000 shares of our common stock which we are obligated to issue as a late filing penalty related to the registration statement of which this prospectus is a part,


      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 150,000 shares of our common stock issuable upon the conversion of $150,000 principal amount 8% senior secured convertible notes,

      * 37,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $150,000 principal amount 8% senior secured convertible notes.

      The number of securities owned and offered hereby excludes securities owned by Ms. Trinity Bui as described in footnote 57 above. Ms. Trinity Bui is the control person of Trinity Financing Investments Corp.

(59) The number of shares owned and offered includes:

      * 3,704 shares of our common stock presently outstanding,

      * 174,375 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 112,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 337,500 shares of our common stock issuable upon the conversion of $337,500 principal amount 8% senior secured convertible notes,

      * 84,375 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $337,500 principal amount 8% senior secured convertible notes.


      Mr. Joshua Silverman has voting control and investment decision over securities held by Vertical Ventures, LLC. Mr. Silverman disclaims beneficial ownership of the shares held by Vertical Ventures, LLC.

(60) The number of shares owned and offered includes:

      * 125,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,


      * 261,230 shares of our common stock issuable upon the conversion of 26,123 shares of Series A-10 Convertible Preferred Stock, and

      * 51,270 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $250,000 initial stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option, less common shares underlying the Series A-10 Convertible Preferred Stock which have already been paid in kind.


      Mr. Shad Stastny is the control person of Vicis Capital Master Fund.

(61) The number of shares owned and offered includes:

      * 1,646 shares of our common stock presently outstanding,

      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 150,000 shares of our common stock issuable upon the conversion of $150,000 principal amount 8% senior secured convertible notes,

      * 37,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $150,000 principal amount 8% senior secured convertible notes.

      Mr. Evan Schemenauer is the control person of Whalehaven Fund Limited.

(62) The number of shares owned and offered includes:

      * 217,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      Mr. James Carrazza is the control person of Olympus Securities, LLC.

(63) The number of shares owned and offered includes:

      * 28,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share. The number of securities owned and offered excludes shares owned by Ladenburg Thalmann & Co., Inc. as described in footnote 33 above.


(64) The number of shares owned and offered includes:

      * 3,292 shares of our common stock presently outstanding,

      * 300,000 shares of our common stock issuable upon the conversion of $300,000 principal amount 8% senior secured convertible notes, and

      * 75,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $300,000 principal amount 8% senior secured convertible notes.

      Mr. Peter Brown is the control person of Canaccord Capital Corporation. an NASD member broker-dealer. Canaccord Capital Corporation acquired these securities from Stonestreet LP, an unaffiliated third party, in a private transaction of which we were not a party.


      None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as set forth above. Newbridge Securities Corporation, Basic Investors, Inc., Morganthau & Associates, Inc., Olympus Securities, LLC and Ladenburg Thalmann & Co., Inc. are each registered broker-dealers.

      Newbridge Securities Corporation received the securities as compensation for investment advisory and business related services rendered to us in the ordinary course of their business.

      Messrs. Gary Purcell, Richard Belz and Thomas Laundrie, affiliates of Basic Investors, Inc., purchased in aggregate 18,000 shares of our Series A-10 Convertible Preferred Stock with 90,000 shares of common stock underlying warrants with an exercise price of $1.50 per share and an aggregate of $187,500 principal amount of senior secured convertible notes with 65,625 shares of common stock underlying warrants with an exercise price of $1.65 per share and 62,500 shares of common stock underlying warrants with an exercise price of $1.00 per share in the Financing Transactions upon the same terms and conditions as the other investors. If Messrs. Gary Purcell, Richard Belz and Thomas Laundrie exercise the $1.00 warrants, we will issue them an additional warrants to purchase a number of shares of our common stock, with an exercise price of $1.65 per share, that equal 50% of the shares of common stock issuable upon the exercise of the $1.00 warrant. Basic Investors, Inc. received 1,667 shares of our common stock and warrants to purchase an aggregate of 226,668 shares of our common stock at exercise prices ranging from $2.50 per share to $18.75 per share as compensation for financial advisory services rendered to us in the ordinary course of their business. In addition, we issued Basic Investors, Inc. warrants to purchase 12,500 shares of our common stock with an exercise price of $1.65 per share and warrants to purchase 30,500 shares of our common stock with an exercise price of $1.50 per share as compensation for acting as a selling agent for us in the Financing Transactions.

      Morgenthau & Associates, Inc. received warrants to purchase 17,000 shares of our common stock with an exercise price of $1.50 per share as compensation for acting as a selling agent for us in the Financing Transactions.

      Ladenburg Thalmann & Co., Inc. received options to purchase 70,000 and 10,000 shares of our common stock with an exercise price of $2.25 and $1.65, respectively, as compensation for financial advisory services rendered to us in the ordinary course of their business. Ladenburg Thalmann & Co., Inc. also received warrants to purchase 28,750 shares of our common stock with an exercise price of $1.50 per share and warrants to purchase 10,000 shares of our common stock with an exercise price of $1.65 per share as compensation for acting as a selling agent for us in the Financing Transactions. Mr. Robert Kropp and Mr. Mark Hotton are affiliates of Ladenburg Thalmann & Co., Inc. Under the terms of these warrants, Ladenburg Thalmann & Co., Inc. transferred certain warrants to Mr. Kropp as described in footnotes 52 and 63 above.

      Olympus Securities, LLC received five year common stock warrants to purchase 217,500 shares of our common stock at an exercise price of $1.65 per share as compensation in connection with the exercise of the additional investment rights.

      To our knowledge none of these firms or nor any of these individuals have any arrangement with any person to participate in the distribution of such securities.

      We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

                              PLAN OF DISTRIBUTION

      The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     short sales;

      o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

      The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.


      - our annual report on Form 10-KSB for the fiscal year ended September 30, 2004, as amended on January 14, 2005 and April 12, 2005,


      - a report on Form 8-K filed on January 14, 2005,

      - a report on Form 8-K filed on January 20, 3005,

      - a report on Form 8-K filed on February 11, 2005,

      - a report on Form 8-K filed on February 17, 2005,


      - our quarterly report on Form 10-QSB for the period ended December 31, 2004, as amended on April 12, 2005,


      - a report on Form 8-K filed on February 23, 2005,

      - a report on Form 8-K filed on March 1, 2005,

      - a report on Form 8-K filed on March 7, 2005,

      - a report on Form 8-K filed on March 8, 2005,

      - a report on Form 8-K filed on March 11, 2005,

      - a report on Form 8-K filed on May 10, 2005,

      - our quarterly report on Form 10-QSB for the period ended March 31, 2005, and

      - a report on Form 8-K filed on May 24, 2005.


      This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

      Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to such information unless those exhibits are specifically incorporated herein by reference.

      Requests for such documents should be directed to Corporate Secretary, Onstream Media Corporation, 1291 SW 29 Avenue, Pompano Beach, Florida 33069, telephone number (954) 917-6655. Please note that additional information can be obtained from our website at www.onsm.com.

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information may be accessed over the Internet at a site maintained by the SEC at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the following public SEC reference room:

                              Public Reference Room
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

      You may obtain further information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

      We have filed a registration statement under the Securities Act with the SEC with respect to the shares to be sold by the selling security holders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

                                  LEGAL MATTERS

      The validity of the issuance of the securities offered hereby will be passed upon for us by Adorno & Yoss, LLP, Fort Lauderdale, Florida.

                                     EXPERTS

      The consolidated financial statements of Onstream Media Corporation and subsidiaries as of and for the years ended September 30, 2004 and 2003 incorporated by reference in this prospectus have been audited by Goldstein Lewin & Co., independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.


                                 MATERIAL CHANGE

      There as been no material change in our affairs since our fiscal year ended September 30, 2004 which were not described in our Annual Report on Form 10-KSB which have not been disclosed in our Quarterly Reports on Form 10-QSB for the periods ended December 31, 2004 and March 31, 2005, or Current Reports on Form 8-K which we have filed with the SEC.

                             INDEMNIFICATION MATTERS

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons according to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or any of the underwriters. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS


                                           Page

Prospectus Summary...........................2                                    ONSTREAM
Cautionary Statements Regarding                                                     MEDIA
Forward-Looking Information.................12                                   CORPORATION
Use of Proceeds ............................12
Selling Security Holders .................. 12
Plan of Distribution .......................37
Incorporation of Certain Information                                             PROSPECTUS
     By Reference ..........................39
Where You Can Find More Information.........39
Legal Matters ..............................40                        23,420,540 shares of Common Stock
Experts  ...................................40
Material Change ............................40
Indemnification Matters ....................40                                  June 29, 2005